KW 3/11/14

[redacted]

14046647

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SELECT CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31351 RANCHO VIEJO RD., SUITE 205
(No. and Street)

SAN JUAN CAPISTRANO	CA	92675
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1901 Post Oak Dr. # 4202 Houston, TX 77027
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2014
13 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, Burke Dambly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Select Capital Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM N. ODELSON
Commission # 1990418
Notary Public - California
Orange County
My Comm. Expires Oct 1, 2016

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Select Capital Corporation, Inc.

Financial Statements

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
Select Capital Corporation

I have audited the accompanying statement of financial condition of Select Capital Corporation (the "Company") as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
February 5, 2014

Nathan T. Tuttle, CPA

Statement of Financial Condition
As of December 31, 2013

Assets		
Cash		$ 616,443
Accounts Receivable		676,157
Investments		39,000
Rent Deposits		154
Total Assets		$ 1,331,754
Liabilities and Shareholder's Equity		
Liabilities		
Accrued Expenses		4,706
Commissions Payable		607,737
Total Liabilities		$ 612,443
Shareholders' Equity		
Class B stock ($0 par value, 500 shares authorized and issued; 300 shares outstanding)	$ -	
Common stock ($0 par value, 1,500 shares authorized and issued; 1,500 shares outstanding)	-	
Paid in Capital	3,200,991	
Retained Deficit	(2,481,680)	719,311
Total Liabilities and Shareholders' Equity		$ 1,331,754

The accompanying notes are an integral part of these financial statements.

Select Capital Corporation, Inc.
Financial Statements

Statement of Operations
For the Year-Ended December 31, 2013

Revenues	
Commissions	$ 4,583,708
MBD Fees	2,731,161
Consulting Income	665,505
Total Revenue	7,980,374
Direct Costs	
Commissions	4,587,740
Sponsor Expenses	3,239,898
Total Direct Costs	7,827,638
Gross Profits	152,736
Expenses	
Advertising	370.00
Automobile	92.00
Bank Service Fees	4,387.52
Business Licenses and Fees	11,637.52
Charitable Contributions	21,265.00
Dues and Fees	25,291.48
Insurance	15,059.38
Meals and Entertainment	280.07
Miscellaneous	1,000.00
Office expense	7,262.62
Office Supplies	3,757.95
Outside Services	18,265.55
Salaries, wages and related expenses	362,336.21
Postage and Mailing	3,113.08
Professional fees	70,500.00
Legal Fees	99,142.00
Rent	31,862.50
Telephone	7,066.44
Travel	3,822.72
Total Expenses	686,512
Other Income (loss)	
Unrealized loss	(29,605)
Interest Income	81.58
Loss Before Taxes	(563,299)
Provision for Income Taxes	1,850
Net Loss	$ (565,149)

The accompanying notes are an integral part of these financial statements.

Select Capital Corporation, Inc.
Financial Statements

Statement of Cash Flow
For the Year Ended December 31, 2013

Cash Flows from Operating Activities:	
Net Loss	$ (565,149)
Changes in Operating Assets and Liabilities:	
Accounts Receivable	(676,157)
Investments	(3,325)
Accrued Expenses	4,119
Commissions Payable	138,727
Net Cash Used from Operating Activities	(1,101,785)
Cash Flows for Investing Activities	-
Cash Flows from Financing Activities:	
Capital Contributions	797,505
Net Decrease in Cash	(304,280)
Cash at Beginning of Year	920,723
Cash at End of Year	$ 616,443

SUPPLEMENTAL INFORMATION

Interest Paid	$ -
Income Taxes Paid	$ 1,850

The accompanying notes are an integral part of these financial statements.

Select Capital Corporation, Inc.
Financial Statements

Statement of Changes in Ownership Equity
For the Year Ended December 31, 2013

	Capital Stock						
	Class B Stock		Common Stock		Contributed	Retained	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2012	300	$ -	1,500	$ -	$ 2,403,486	$ (1,916,531)	$ 486,955
Capital Contribution					797,505		797,505
Net Loss						(565,149)	(565,149)
Balance, December 31, 2013	300	$ -	1,500	$ -	$ 3,200,991	$ (2,481,680)	$ 719,311

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Liabilities Subordinated To Claims of General Creditors For the Year Ended December 31, 2013

Balance of Subordinated Claims at January 1, 2013		$ -
Additions	$ -	
Subtractions	$ -	
Balance of Subordinated Claims at December 31, 2013		$ -

The accompanying notes are an integral part of these financial statements.

Select Capital Corporation, Inc.
Notes to Financial Statements

Note 1 - Nature of Business

Select Capital Corporation (the "Company") was incorporated in the State of California on November 8, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), is a member of Financial Industry Regulatory Agency ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation The Company conducts the following types of business as a managing broker-dealer, which comprises several classes of services, including:

- Private placements of securities and a publically registered non-traded REIT offerings.

Use of Estimates- The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition- The Company receives managing broker-dealer commissions and consulting fees with terms stipulated in its engagement agreements. Consulting fees are primarily reimbursements for the wholesale team; monthly draws and expense reimbursements. Managing broker-dealer commissions are generated from Direct Participation Program Offerings and a publically registered non-traded REIT offering.

Income Taxes- The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Statement of Changes in Financial Condition- The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer

the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

Fair Value Measurements on a Recurring Basis
As of December 31, 2013

Assets Measured on a Recurring Basis:

		Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	
	12/31/2013	(Level I)	(Level 2)	(Level 3)	Total
Silver – Held for Investment	$39,000	-	$39,000	-	$39,000

Note 4 - Pension Plan

The Company established a retirement plan effective January 1, 2010 covering substantially all of its employees over 21 years of age and with at least 1,000 hours of service per year.

The Profit Sharing Plan is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation (not to exceed the current IRS limits). The Company currently makes no contribution to the Plan.

Note 5-Income Taxes

For federal income tax purposes, there is an accumulated net operating loss (NOL) of approximately $2,480,577 over 4 years which can be used to offset future taxable income but will expire after 20 years. The NOL amounts for the previous years and the expiration dates are as follows:

	NOL Amount	Expiration Date
2010	$1,248,813	2030
2011	311,779	2031
2012	384,421	2032
2013	535,544	2033
	$2,480,577	

The current portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

Federal Current	$ -
State Current	1,850
	$ 1,850

Note 6-Operating Lease Commitments

The Company has two non-cancellable operating leases expiring on June 30, 2014, and December 18, 2017, respectively.

At December 31, 2013, future minimum lease payments under this agreement were as follows:

	Ladera Office	Ortega Office	Total
2014	$27,216	$16,122	
2015	27,216		
2016	27,216		
2017	26,082		
	$107,730	$16,122	$123,852

Note 7-Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2013 through February 5, 2014, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Select Capital Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2013

Computation of Net Capital

Total Stockholder's Equity		$719,311.00
Non-Allowable Assets		
Investments	$ 39,000.00	
Accounts Receivable	$ 68,420.00	
Rent Deposits	$ 154.00	
Haircuts on Securities Positions		
Securities Haircuts	$ -	
Undue Concentration Charges	$ -	
Net Allowable Capital		$611,737.00

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 40,829.74
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 5,000.00
Net Capital Requirement	$ 40,829.74
Excess Net Capital	$ 570,907.26

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$612,443.00
Percentage of Aggregate Indebtedness to Net Capital	100.12%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2013	$ 611,737.00
Adjustments	
Net Capital per Audit	$611,737.00
Reconciled Difference	$0.00

Select Capital Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 As of and for the Year-Ended December 31, 2013

Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $611,737 which was $570,907 in excess of its required net capital of $40,829. The Company's net capital ratio was 100.12%.

Net Capital Computation Method

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's net capital requirement under the alternative reserve requirement method.

Exemptive Provision of SEA Rule 15c3-3 (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no materials inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); the Company shall maintain a "Special Account for the Exclusive Benefit of customers".

Select Capital Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2013

SIPC Reconciliation Pursuant to SEA 17a-5(c)(4)

Select Capital Corporation is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC 7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2013, which were agreed to by Select Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Select Capital Corporation's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Select Capital Corporation's management is responsible for Select Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.

2. Compared audited Total Revenue for the period of January 1, 2013 through December 31, 2013 (fiscal year-end) with the amounts reported on Forms SIPC 7, noting no differences.

3. Compared any adjustments reported Form SIPC 7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC 7, noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC 7 on which it was originally computed, noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Nathan T. Tuttle, CPA

February 5, 2014
Houston, TX

Report on Internal Control

For the year ended December 31, 2013

Nathan T. Tuttle, CPA

February 5, 2014

Board of Directors
Select Capital Corporation
San Juan Capistrano, CA

Re: December 31, 2013 Audit of Select Capital Corporation

To the Board of Directors:

In planning and performing my audit of the financial statements and supplemental schedules of Select Capital Corporation for the year ended December 31, 2013, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on such internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objective stated in 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities for customers or perform custodial functions relating to customer securities I did not review the practices and procedures followed by the Company in the following areas:

1. Making quarterly securities examinations, counts, verifications and/or comparisons;
2. Recording and differences required by Rule 17a-13; and,
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the referenced SEC objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Report on Internal Control

For the year ended December 31, 2013

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, inn internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be materials in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. I did not identify any deficiencies in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Commission Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use by management, the Securities and Exchange Commission and other relevant regulatory agencies that rely upon Rule 17a-5(g) under the Securities and Exchange Act of 1934 or other state statutes in their regulation of registered broker/dealers and is not intended to be, and should not be, used by anyone other than these specific parties for the purposes referenced.

Nathan T. Tuttle, CPA